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SECURITI 07003813 IISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH. DC 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-46861

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

JWH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 2200
(No. and Street)

Boca Raton	FL	33431-4931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Webster — 1-888-JWHENRY
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Kenneth S. Webster, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to JWH Securities, Inc. (the "Company") for the year ended December 31, 2006, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

K S Webster 2-26-07

Signature Date

Jacqueline Williams
My Commission DD338300
Expires July 21, 2008

President & Chief Operating Officer

Title

Jacqueline Williams

Notary Public

JWH SECURITIES, INC.
(SEC ID. No. 8-46861)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of JWH Securities, Inc.:

We have audited the accompanying statement of financial condition of JWH Securities, Inc. (the "Company") as of December 31, 2006, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JWH Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2007

JWH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 76,146
DEPOSITS	11,652
ACCOUNTS RECEIVABLE	459
TOTAL	$ 88,257

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 18,000
Due to John W. Henry & Company, Inc.	5,455
Total liabilities	23,455
STOCKHOLDER'S EQUITY:	
Common stock ($25 par value; 10,000 shares authorized, 100 shares issued and outstanding)	2,500
Additional paid-in capital	722,500
Accumulated deficit	(660,198)
Total stockholder's equity	64,802
TOTAL	$ 88,257

See notes to statement of financial condition.

1. ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

JWH Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 6, 1998 for the purpose of soliciting interests in private placements of managed futures funds offered by Westport Capital Management Corp., an affiliate of JWH Securities, Inc.

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all cash and money market funds purchased with a maturity of three months or less to be cash equivalents. Cash is on deposit with one bank to which the Company is exposed to credit risk.

Income Taxes—The Company files its Federal income tax returns under the provisions of Subchapter S of the Internal Revenue Code, pursuant to which its operations are reportable on the income tax return of its stockholder and any income taxes thereon are payable by the stockholder.

2. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also officers of John W. Henry & Company, Inc. ("JWH"), an affiliated company. Certain general and administrative expenses incurred by JWH are allocated to the Company based on estimates made by JWH and the Company's management. Charges for these expenses were based on actual usage or defined formulas which in management's view, resulted in reasonable allocations.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $64,802 which was $59,802 in excess of its required net capital. The Company's net capital ratio was 0.36 to 1.

4. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes and Related Implementation Issues. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective as the beginning of fiscal years that begin after December 15, 2006. The Company is evaluating the impact of FIN No. 48 and does not believe it will have a material impact on its financial statements.

* * * * * *

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END